Exhibit 99.1

SINOVAC BIOTECH LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Sinovac Biotech Ltd. (the “Company”) will be held on Tuesday, 8 July 2025 at 8:00 p.m. Atlantic Standard Time (Wednesday, 9 July 2025 at 8:00 a.m. China Standard Time) pursuant to a requisition made by Cede & Co., as the registered holder of 10,780,820 common shares of the Company, at the request of SAIF Partners IV L.P., the beneficial owner of such shares.

The meeting will be held at Stapleton Chambers Inc., Suite No. 2, Stapleton House, Stapleton Lane, Saint John’s, Antigua and Barbuda with online participation made available via a secure videoconferencing platform.

BUSINESS TO BE CONDUCTED:

The meeting is convened for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

1.	REMOVAL OF DIRECTORS (REQUESTED BY SAIF/CEDE & CO)

To remove the following directors from office (including from any committee of the Board of Directors of the Company) with immediate effect:

●	David Guowei Wang

●	Pengfei Li

●	Sven H. Borho

and any other person or persons elected or appointed to the Board of Directors of the Company without shareholders’ approval after 8 February 2025 and up to and including the date of the Special Meeting (other than any person set forth in Resolution 2 below).

2.	ELECTION OF DIRECTORS (NOMINATED BY SAIF/CEDE & CO)

To elect the following persons as directors of the Company, with immediate effect:

●	Simon Anderson

●	Shan Fu

●	Shuge Jiao

●	Chiang Li

●	Yuk Lam Lo

●	Yumin Qiu

●	Yu Wang

●	Rui-Ping Xiao

●	Andrew Y. Yan

●	Weidong Yin

3.	OTHER BUSINESS FROM THE INCUMBENT BOARD OR SHAREHOLDERS

To transact such other business as may properly come before the Special Meeting or any adjournment thereof, including, without limitation, the consideration of any resolutions duly proposed as an alternative to the two resolutions set out above, or any matters incidental or ancillary to the above resolutions or any alternative resolutions.

RECORD DATE:

The Board of Directors has fixed 19 May 2025 as the record date for determining the shareholders entitled to receive notice of, and to attend and vote at, the Special Meeting. Subject to the provisions of the International Business Corporations Act Cap. 222 (the ‘Act’), only valid shareholders of record at the close of business on that date (Atlantic Standard Time) will be entitled to vote.

PROXIES AND MEETING MATERIALS:

Details regarding proxy voting procedures, meeting access, and other relevant documentation will be provided in due course and not later than twenty-one (21) days prior to the date fixed for the Special Meeting.

Shareholders are entitled to attend the Special Meeting in person or to be represented by proxy. A proxy form and accompanying materials will be circulated in advance of the Special Meeting, and the deadline for the return of completed proxies shall be communicated at that time.

DIRECTOR STATEMENTS:

In accordance with section 71 of the Act, any director whose removal is being proposed is entitled to submit a written statement. If received, any such statements will be distributed to shareholders in accordance with section 71(3) of the Act.

DISCLAIMER:

At the Company’s annual general meeting held on 6 February 2018, the Company’s old board of directors (consisting of Weidong Yin, Kenneth Lee, Simon Anderson, Yuk Lam Lo and Mei Meng) (the “Old Board”) was validly replaced with a new board of directors (consisting of Yuk Lam Lo, Guowei Wang, Haifeng Qiu, Jianzeng Cao and Pengfei Li) (the “New Board”).

Even though the Old Board had ceased to be the board of directors of the Company on 6 February 2018, the Old Board remained in de facto control of the Company until the Judicial Committee of the Privy Council issued its judgment in January 2025 in legal proceedings brought by 1Globe Capital, LLC, a minority shareholder, finding and declaring, among other matters, that at the Company’s annual general meeting on 6 February 2018, the New Board had replaced the Old Board.

During the period 6 February 2018 to January 2025, the Old Board purported to issue shares in the capital of the Company to certain persons (the “Disputed Shares”). The Old Board had no authority to issue any shares in the capital of the Company following its removal on 6 February 2018.

Following the Privy Council’s order, the new board of directors of the Company has been taking, and continues to take, steps to identify the Disputed Shares. Following identification of the Disputed Shares, the Company will take the necessary steps to achieve the cancellation of the Disputed Shares.

The Company’s position is that the Disputed Shares were not validly issued and that the purported holders of the Disputed Shares are not entitled to receive notice of, or vote at, the Special Meeting.

Please note that this Notice does not amount to a confirmation that you are a valid shareholder in the Company or entitled to vote at the Special Meeting.

BY ORDER OF THE BOARD

DATED this 19th day of May 2025

/s/ CRAIG L. JACAS

CRAIG L. JACAS
ATTORNEY-AT-LAW
FOR AND BEHALF OF THE
BOARD OF DIRECTORS
OF THE COMPANY

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